
                                                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                                      Washington, D.C. 20549
---------------------------
          FORM 3                                      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
---------------------------
                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
                                    Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


(Print or Type Response)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*      2. Date of Event     4. Issuer Name and Ticker or Trading Symbol
                                                 Requiring
                                                 Statement
Tullis-Dickerson Capital Focus II, L.P.          (Month/Day/Year)     AMERICASDOCTOR.COM, INC.
                                                 June 25, 2001        N/A

------------------------------------------------------------------------------------------------------------------------------------
    (Last)       (First)       (Middle)       3. IRS               5. Relationship of Reporting Person(s) to   6. If Amendment,
                                                 Identification       Issuer                                      Date of
                                                 Number of                 (Check all applicable)                 Original
C/O TULLIS-DICKERSON & CO., INC.                 Reporting                  Director       X   10% Owner          (Month/Day/
                                                 Person, if          ----                 ----                     Year)
ONE GREENWICH PLAZA                              an entity                  Officer            Other
                                                 (Voluntary)         ----   (give title   ---- (specify
                                                                             below)             below)

----------------------------------------------
                 (Street)                                                                                      7. Individual or
                                                                                                                  Joint/Group
                                                                                                                  Filing (Check
                                                                                                                  Applicable Person)
GREENWICH, CT 06830                                                   ----------------------------------       x  Form filed by One
                                                                                                               --  Reporting Person

                                                                                                               --  Form filed by
                                                                                                                    More than One
                                                                                                                    Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)       (Zip)                        Table I - Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                                   2. Amount of         3. Ownership Form:  4. Nature of Indirect Beneficial
   (Instr. 4)                                             Securities           Direct (D) or       Ownership
                                                          Beneficially         Indirect (I)        (Instr. 5)
                                                          Owned                (Instr. 5)
                                                          (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                744,023            565,449 (D)      89,287 shares held by each of TD
                                                                                                Origen Capital Fund, L.P. and TD
                                                                               178,574 (I)      Javelin Capital Fund, L.P., funds
                                                                                                under common management with Filer
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                18,861 shares held by each of TD
                                                                               113,162 (D)      Origen Capital Fund, L.P. and TD
Series A-1 Convertible Preferred Stock                      150,884             37,722 (I)      Javelin Capital Fund, L.P., funds
                                                                                                under common management with Filer
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                6,233 shares held by each of TD
                                                                                37,402 (D)      Origen Capital Fund, L.P. and TD
Series A-2 Convertible Preferred Stock                       49,868             12,466 (I)      Javelin Capital Fund, L.P., funds
                                                                                                under common management with Filer
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                18,693 shares held by each of TD
                                                                               111,498 (D)      Origen Capital Fund, L.P. and TD
Series A-3 Convertible Preferred Stock                      148,884             37,386 (I)      Javelin Capital Fund, L.P., funds
                                                                                                under common management with Filer
------------------------------------------------------------------------------------------------------------------------------------
Series A-6 Convertible Preferred Stock                      422,104            316,578 (D)      52,763 shares held by each of TD
                                                                                                Origen Capital Fund, L.P. and TD
                                                                               105,526 (I)      Javelin Capital Fund, L.P., funds
                                                                                                under common management with Filer
------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If form is filed by more than one reporting person, see Instruction 5(b)(v).                                               (Over)


FORM 3 (continued)                 Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Date Exercisable   3. Title and Amount of     4. Conversion   5. Ownership      6. Nature of
   (Instr. 4)                          and Expiration        Securities                 or              Form of           Indirect
                                       Date (Month/          Underlying Derivative      Exercise        Derivative        Beneficial
                                       Day/Year)             Security (Instr. 4)        Price           Security:         Ownership
                                    -----------------------------------------------     of              Direct (D) or     (Instr. 5)
                                       Date     Expiration    Title     Amount or       Derivative      Indirect (I)
                                    Exercisable    Date                 Number of       Security        (Instr. 5)
                                                                        Shares

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:







                                                                             Tullis-Dickerson Capital Focus II, L.P.
                                                                             By:  Tullis-Dickerson Partners II,
                                                                             L.L.C., its general partner

**Intentional misstatements or omissions of facts constitute Federal         By:____________________________       ________________
Criminal Violations.                                                         **Signature of Reporting Person             Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                      JOAN P. NEUSCHELER, Principal

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure                                                    Page 2